UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934*
(Amendment No. ________) *

Dynasil Corporation of America
 (Name of Issuer)

Common Stock, $0.0005 Par Value
(Title of Class of Securities)

268102100
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [X]  Rule 13d-1(b)

  [   ] Rule 13d-1(c)

  [   ] Rule 13d-1(d)

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .  268102100  Page 2 of 10

1
NAME OF REPORTING PERSONS
 Christensen Capital, LLC

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [_]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION
  Iowa
NUMBER OF
SHARES  5 SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY        6       SHARED VOTING POWER     837,923
EACH
REPORTING 7 SOLE DISPOSITIVE POWER 0
PERSON
WITH:  8 SHARED DISPOSITIVE POWER 977,311

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  977,311 (See Note 1)

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
  [  ]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  5.6%

12
TYPE OF REPORTING PERSON
  IA

1The ownership percentage is calculated based on 17,465,544 outstanding shares of Common Stock as of February 6, 2019 represented on the 10-Q filed with the Securities and Exchange Commission ("SEC") on February 13, 2019.

CUSIP No.  268102100  Page 3 of 10

1
NAME OF REPORTING PERSONS
 Target 3 Fund, LP

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [_]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION
  Iowa
NUMBER OF
SHARES  5 SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY 6 SHARED VOTING POWER 811,223
EACH
REPORTING 7 SOLE DISPOSITIVE POWER 0
PERSON
WITH:  8 SHARED DISPOSITIVE POWER 977,311

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  977,311

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
  [  ]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   5.6% (See Note 2)

12
TYPE OF REPORTING PERSON
  PN, OO

(2)  See Note (1) Above.

CUSIP No .  268102100  Page 4 of 10

1
NAME OF REPORTING PERSONS
 Jon Christensen

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [_]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION
  United States
NUMBER OF
SHARES  5 SOLE VOTING POWER 26,700
BENEFICIALLY
OWNED BY 6 SHARED VOTING POWER     837,923
EACH
REPORTING 7 SOLE DISPOSITIVE POWER 26,700
PERSON
WITH:  8 SHARED DISPOSITIVE POWER 977,311

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  977,311

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
  [  ]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  5.6% (See Note 3)

12
TYPE OF REPORTING PERSON
  IN, HC

(3) See Note (1) Above.

CUSIP No.  268102100  Page 5 of 10

1
NAME OF REPORTING PERSONS
 Denise Christensen

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [_]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION
  Iowa
NUMBER OF
SHARES 5 SOLE VOTING POWER 2,230
BENEFICIALLY
OWNED BY 6 SHARED VOTING POWER     837,923
EACH
REPORTING 7 SOLE DISPOSITIVE POWER 2,230
PERSON
WITH: 8 SHARED DISPOSITIVE POWER 977,311

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  977,311

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
  [  ]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  5.6% (See Note 4)

12
TYPE OF REPORTING PERSON
  IN, HC

(4) See Note (1) Above.

CUSIP No .  266042209  Page 6 of 10

Item 1(a). Name of Issuer:

  Dynasil Corporation of America

Item 1(b). Address of Issuer's Principal Executive Offices:

  313 Washington Street, Suite 403, Newton, MA

Item 2(a). Name of Person Filing:

 i) Christensen Capital, LLC
 ii) Target 3 Fund, LP
 iii) Jon Christensen
 iv) Denise Christensen

Item 2(b). Address of Principal Business Office or, if None, Residence:

 i) 2300 NW 150th Ave., Slater IA 50244
 ii) 2300 NW 150th Ave., Slater IA 50244
 iii) 2300 NW 150th Ave., Slater IA 50244
 iv) 2300 NW 150th Ave., Slater IA 50244

Item 2(c). Citizenship:

 i) Iowa Limited Liability Company
 ii) Iowa Limited Partnership
 iii) United States Citizen
 iv) United States Citizen

Item 2(d). Title of Class of Securities:

  Common Stock, $0.0005 Par Value

Item 2(e). CUSIP Number:

  268102100

Item 3.  If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

 (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

 (b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

 (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

 (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

 (e) [ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

 (f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No.  266042209  Page 7 of 10

 (g) [ ] A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

 (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

 (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

 (j) [X] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

 Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

 (a) Amount beneficially owned:

  Each Reporting Person may be deemed the beneficial owner of 977,311 shares of Common Stock.

 (b) Percent of class:

  5.6%

 (c) Number of shares as to which such person has:

  (i) Sole power to vote or to direct the vote

   0

  (ii) Shared power to vote or to direct the vote

                        837,923

  (iii) Sole power to dispose or to direct the disposition of

   0

  (iv) Shared power to dispose or to direct the disposition of

   977,311

CUSIP No.  266042209  Page 8 of 10

Item 5. Ownership of Five Percent or Less of a Class.
 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

 N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

 N/A

Item 8. Identification and Classification of Members of the Group.

 Please see the attached exhibit for Item 8.

Item 9. Notice of Dissolution of Group.

 N/A

Item 10. Certification.

Each of the Reporting Persons makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2019

CHRISTENSEN CAPITAL, LLC
By:/s/ Jon Christensen
Name: Jon Christensen
Title: General Partner & Chief Investment Officer

TARGET 3 FUND, LP
By: Jon Christensen, as its Executive Officer & General Partner
By:/s/ Jon Christensen
Name: Jon Christensen
Title: Executive Officer & General Partner

JON CHRISTENSEN
By:/s/ Jon Christensen

DENISE CHRISTENSEN
By:/s/ Denise Christensen

CUSIP No .  266042209  Page 9 of 10

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

Dated: June 20, 2019

CHRISTENSEN CAPITAL, LLC
By:/s/ Jon Christensen
Name: Jon Christensen
Title: General Partner & Chief Investment Officer

TARGET 3 FUND, LP
By: Jon Christensen, as its Executive Officer & General Partner
By:/s/ Jon Christensen
Name: Jon Christensen
Title: Executive Officer & General Partner

JON CHRISTENSEN
By:/s/ Jon Christensen

DENISE CHRISTENSEN
By:/s/ Denise Christensen

CUSIP No .  266042209  Page 10 of 10
ITEM 8 - EXHIBIT

Pursuant to the instructions in Item 7 of Schedule 13G, the following table lists the identity and Item 3 classification of each relevant entity/individual that beneficially owns shares of the security class being reported on this Schedule 13G.

Entity/Individual      Item 3 Classification
Christensen Capital, LLC ("CC")      IA
Target 3 Fund, LP ("T3F")      PN, OO
Jon Christensen        IN, HC
Denise Christensen       IN, HC

The relationship of the joint filers are as follows:

Mr. Jon Christensen owns 51% of CC and he is the General Partner and Executive Officer to T3F. Denise Christensen is a non-managing member and control person of CC because she owns 49%. CC is an investment adviser registered under Section 502.403 of the Iowa Uniform Securities Act and Section 12 of the Texas Securities Act. T3F is a 506(b) hedge-fund and Iowa Limited Partnership. The shares of Dynasil Corporation of America covered by this report are held for the benefit of discretionary accounts advised by CC and the beneficial owners of T3F.
The ownership breakdown of the common stock of Dynasil Corporation of America is as follows:

Jon Christensen and Denise Christensen are control persons of CC and are therefore deemed to have indirect shared investment power of 977,311 shares of the issuer.

Jon and Denise Christensen as join trustees have a separately managed account that holds shares of Dynasil, which is managed by CC. This account holds 27,600 shares of Dynasil. CC has voting power over these shares and has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities.

Jon Christensen is also the Executive Officer and General Partner of T3F and is therefore is deemed to have indirect investment and voting power of 811,223 shares, which represents less than 5% of the outstanding shares of the issuer.

Denise Christensen as an individual has a separately managed account that holds shares of Dynasil, which is managed by CC. This account holds, 2,230 shares of Dynasil, of which Ms. Christensen has sole voting power of 2,230 shares, which represent less than 1% of the outstanding shares of the issuer. CC does not have voting power over these shares. CC has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities.

CC has sole voting power over 837,923 shares and investment power over accounts that hold in the aggregate 977,311 shares.
No one account owns 5% or more of the shares.